1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

May 29, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 3010
Washington, D.C. 20549

Attention: Russell Mancuso

Re:	LabStyle Innovations Corp.

Amendment No. 2 to Registration Statement on Form S-l

(the “Registration Statement”)

File No. 333-194710

Dear Mr. Mancuso:

On behalf of LabStyle Innovations Corp., a Delaware corporation (the “Company”), we hereby submit for review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 is being filed in response to a comment letter received by the Staff on May 28, 2014, and below we respond to the Staff’s comments. For the Staff’s convenience, the Staff’s comments are listed below in bold-faced type followed by the Company’s response.

Form S-1 Facing Page

1.	Please revise your fee table to show the number of shares currently offered for sale via this registration statement.

We have revised the Registration Statement via Amendment No. 2 in accordance with the Staff’s comment.

Prospectus

2.	We note the statement in your letter to us dated May 19, 2014 that you have not entered into any written or oral amendments or modifications to the agreements related to the February 2014 financing. Note that generally it also would be inconsistent with Section 5 of the Securities Act to enter into negotiations regarding such amendment or modification while the registration statement is pending. In this regard, if there are no negotiations regarding such amendment or modifications, please disclose any material failure or inability to satisfy your obligations to the investors in the February 2014 unregistered offering, including your registration obligations; quantify any related liabilities.

The Company acknowledges the Staff’s comment and has revised the Registration Statement via Amendment No. 2 in accordance with the Staff’s comment by adding disclosure regarding: (i) the Company’s inability to register the full amount of securities required to be registered for resale under the registration rights agreement associated with the February 2014 private placement (the “RRA”) and (ii) the registration penalties that will be incurred by the Company under the RRA as a result. See the section of Amendment No. 2 captioned “Selling Stockholders.”

3.	Please tell us the authority on which you rely to delete the disclosure required by Regulation S-K Item 303(a) as it applies to your full fiscal years.

The Company acknowledges the Staff’s comment and has included the referenced information in Amendment No. 2.

We thank the Staff in advance for its consideration of the Amendment No. 2. Should you have any questions regarding the foregoing, please contact me at (212) 370-1300.

Sincerely,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:	LabStyle Innovations Corp.